Alan Boeckmann
BE (Electrical Eng), 59



Alan Boeckmann is Chairman of the Board and CEO of Fluor Corporation, one of the world's largest publicly owned engineering, procurement, construction, maintenance and project management companies. Fluor is a Fortune 500 company with more than 41,000 employees in more than 25 countries across six continents.

Prior to assuming his current position in February 2002, Mr Boeckmann served as President and Chief Operating Officer of Fluor since January 2001. He has served as President and Chief Executive Officer of Fluor Daniel, the engineering and construction unit of Fluor Corporation, and President of Fluor Daniel's Energy & Chemicals Group, Fluor Daniel's Chemicals, Plastics & Fibers operating company, and the Chemical Processes & Industrial business group. Prior to that, he served as Vice President of the Company's business unit that formed its DuPont alliance and as the Functional Leader of Engineering.

Since joining Fluor in 1974 as an engineer, Mr Boeckmann has held various management positions, including assignments in California, Texas, South Carolina, South Africa and Venezuela.

Active in a variety of business and professional organisations, Mr Boeckmann serves as a Director on the Boards of Archer Daniels Midland Company, Burlington Northern Santa Fe, National Petroleum Council, Boys and Girls Clubs of America and Southern Methodist University's Cox School of Business. He is a member of the Business Roundtable, the World Economic Forum and the University of Arizona's College of Engineering's Industry Advisory Council.

Mr Boeckmann graduated from the University of Arizona with a degree in electrical engineering.

Keith Rumble

BSc, MSc (Geochemistry), 54



Mr Rumble was until recently CEO of SUN Mining, a wholly owned entity of the Sun Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets.

Mr Rumble has over 30 years' experience in the mining industry, specifically in the titanium and platinum markets. Prior to SUN, he spent six years as Chief Executive Officer of Impala Platinum (Pty) Ltd, a significant global platinum and PGM producer, based in South Africa.

Mr Rumble began his career at Richards Bay Minerals in 1980 and became General Manager in 1987. A geologist by education, he spent time in marketing, before becoming Managing Director of Richards Bay Minerals in 1996. Moving from South Africa to Canada, but remaining in the titanium industry, Mr Rumble was appointed CEO of Rio Tinto Iron and Titanium Inc (Canada) in 2000.

Mr Rumble serves on the Board of Governors of Rhodes University and Michaelhouse College and is a trustee of the World Wildlife Fund (South Africa).

He received an MSc in geochemistry from Rhodes University, South Africa and has completed the Stanford Executive Program at Stanford University, Palo Alto, California.